21001674

SEC
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Section
MAR 08 2021
Washington DC
406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68770

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kayan Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3460 Wilshire Blvd., Suite 1110
(No. and Street)

Los Angeles	CA	90010-2224
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yong Soo Kim (213)739-0998
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jennifer Wray CPA PLLC
(Name – *if individual, state last, first, middle name*)

16418 Beewood Glen Dr.	Sugar Land	TX	77498
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Yong Soo Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kayan Securities, Inc, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARIZATION CERT ATTACHED

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA JURAT

State of California)
County of Los Angeles)

Subscribed and sworn to (or affirmed) before me on this 8th day of Feb, 20 21, by YONG SOO KIM,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature Samantha Kang

SAMANTHA KANG
Notary Public – California
Los Angeles County
Commission # 2224422
My Comm. Expires Dec 31, 2021

(Seal)

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this Jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

This certificate is attached to a document titled/for the purpose of

ANNUAL AUDITED REPORT.

containing ______ pages, and dated ______________.

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______________

INDEX

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Shareholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 8
Supporting Schedules	9
Supplementary Schedule:	
I. Computation of Net Capital Under Rule 15c3-1	10
II. Statement Regarding Changes in Liabilities Subordinated To Claims of General Creditors	11
III. Statement Regarding Reservice Requirement and Possess Or Control Requirement	
Exemption Report	
Report of Independent Registered Public Accounting Firm	12
Exemption Report	13

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the member of
Kayan Securities, Inc

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kayan Securities, Inc as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2020, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of Kayan Securities, Inc as of December 31, 2020 and the results of its operations and its cash flows for the year ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kayan Securities, Inc's management. Our responsibility is to express an opinion on Kayan Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kayan Securities, Inc in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of Kayan Securities, Inc's financial statements. The supplemental information is the responsibility of Kayan Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as Kayan Securities, Inc's auditor since 2019.

Sugar Land, Texas

Feb 25, 2021

Kayan Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets

Cash		$ 13,741
Clearing broker deposit		45,417
Commissions receivable		30,317
Property and Equipment, at cost, net of accumulated depreciation of $9,233		0
Right-of-Use Asset		20,344
Rent deposit		2,748
Total Assets		$ 112,567
Liabilities and Stockholder's Equity		
Liabilities		
Accrued expenses		$ 18,723
Lease Liability		20,344
Total Liabilities		39,067
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized; 10,967 shares issued and outstanding	$ 110	
Retained earnings (deficit)	73,390	73,500
Total Liabilities and Stockholder's Equity		$ 112,567

See accompanying notes to the financial statement

Kayan Securities, Inc.
Statement of Operation
December 31, 2020

Revenues	
Commissions from trading	$ 442,133
Direction commission and fees	24,428
Total Revenues	466,561
Direct Costs	
Commission expense	226,319
Clearing expenses	68,869
Total Direct Costs	295,188
Gross Profit	171,373
Expenses	
Insurance	2,126
Office expense	3,755
Parking	6,480
Professional fees	5.400
Regulatory fees	8,208
Lease Expense	24,488
Salaries and payroll taxes	5,591
Telephone	4,244
All other expenses	1,603
Total Expenses	61,895
Income before provision for income taxes	109,478
Income tax provision	800
Net Income	$ 108,678

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Stockholder's Equity
December 31, 2020

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance,December 31, 2019	10,967	$ 110	$ 0	$ 59,512	$ 59,622
Net Income				108,678	108,678
Capital Distribution			0	(94,800)	(94,800)
Balance, December 31, 2020	10,967	$ 110	$ 0	$ 73,390	$ 73,500

See accompanying notes to the financial statements

Kayan Securities, Inc.
Statement of Cash Flows
December 31, 2020

Cash Flows from Operating Activities:	
Net income	$ 108,678
Changes in operating assets and liabilities:	
Commissions receivable	(16,444)
Clearing deposit	(36)
Accounts payable	161
Commission payable	10,747
Payroll liabilities	21
Net Cash Provided by Operating Activities	103,127
Financing Activities:	
Capital distribution	(94,800)
Cash Flows from Financing Activities	(94,800)
Net increase in cash	8,327
Cash - beginning of the year	5,414
Cash - year end	$ 13,741
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

See accompanying notes to the financial statements

Notes to Financial Statements
December 31, 2020

Note 1 – Organization and Nature of Business

Kayan Securities, Inc. (the "Company") was incorporated on July 22, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

· Broker or dealer retailing corporate equity securities over-the-counter

· Broker or dealer selling corporate debt securities

· Underwriter or selling group participant (corporate securities other than mutual funds

· Mutual fund retailer

· U.S. government securities broker

· Broker or dealer selling variable life insurance or annuities

· Put and call broker or dealer or option writer

· Non-exchange member arranging for transactions in listed securities by exchange member

· Private placements of securities

· Broker or dealer selling tax shelters or limited partnerships in primary distributions

· Broker or dealer selling tax shelters or limited partnerships in the secondary market

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2 – Significant Accounting Policies (continued)

Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.
The tax returns are prepared on a cash basis, however no deferred taxes are reported as the impact on the financial statements are not material.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2014 to the present, generally for three years after they are filed.

Depreciation - Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 - Fair Value

Unless otherwise indicated, the fair value of all reported assets and liabilities that represent financial instruments(none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2020, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 30,316.99	$ 0

Note 5 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. But during September 2012, the Company withdrew $5,000 under the permission of the clearing broker. The deposit accrues interest. At December 31, 2020, the deposit balance is $45,416.90.

Note 6 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 7 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $70,752 which was $65,752 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .26 to 1.

Note 8 – Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2020, the Company recorded the minimum franchise tax of $800.

Note 9 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 10 – Operating Lease Commitments

On December 14, 2010, the Company entered into a lease for office space under a non-cancellable operating lease. The lease has been relocated and extended for another twelve months, commencing on December 1, 2020 and terminating on November 30, 2021.
At December 31, 2020, future minimum lease payments under this agreement were as follows:

2020	$ 21,377.40

If and when 6% discount is applied, the lease liability for the firm is $20,344.50 at December 31, 2020.

Lease expense for the year ended December 31, 2020 was $24,488.04.

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2020 through February 25, 2020, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosures.

Kayan Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2020

Computation of Net Capital	
Total stockholder's equity from statement of financial condition	$ 73,500
Nonallowable assets:	
Rent deposit	(2,748)
Net Capital	$ 70,752
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness	$1,248
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 65,752
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 68,880
Computation of Aggregate Indebtedness	
Total liabilities	$ 18,723
Aggregate indebtedness to net capital	0.26

Reconciliation
The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital Per Company's Computation	$ 70,752
Variance	-
Net Capital Per Audited Report	$ 70,752

See accompanying notes to the financial statements

Kayan Securities, Inc.

Supplementary Statements II & III Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As the Year-Ended December 31, 2020

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No Statement is required as no subordinated liability existed at any time of the year.

Statement Regarding Reserve Requirement and Possession or Control Requirement

The Company operates pursuant to section (k)(2)(ii) exemption provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemption provisions, the Computation of the Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

Jennifer Wray CPA PLLC

16418 Beewood Glen Dr Sugar Land, TX 77498 Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Kayan Securities, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kayan Securities, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kayan Securities, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (exemption provisions) and (2) Kayan Securities, Inc stated that Kayan Securities, Inc met the identified exemption provisions for the period January 1, 2020 to December 31, 2020 without exception. Kayan Securities, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kayan Securities, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Jennifer Wray

Sugar Land, Texas.

Feb 25, 2021

Kayan Securities, Inc.

Member FINRA/SIPC

3460 Wilshire Blvd., Ste. 1110 • Los Angeles, CA 90010 • (T) (213) 739-0998 (F) (213) 739-2686

December 31, 2020

Jennifer Wray, CPA

16418 Beewood Glen Dr

Sugar Land, TX 77498

Re: SEA Rule 17a-5(d)(4) Exemption Report

Dear Ms. Wray:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Kayan Securities Inc met the Section 204, 15c3-3(k)(2)(ii) exemption for the period January 1, 2020 to December 31, 2020.

Sincerely,

Yong Soo Kim

President